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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)



                           ESENJAY EXPLORATION, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   296426109
        _______________________________________________________________
                                (CUSIP Number)

                                                 with copies to
     Michael E. Johnson                        Jeffrey B. Pollicoff
   1100 CCNB Center South            Pollicoff, Smith, and Remels, LLP
500 Water Street, Suite 1100               One Greenway Plaza, Suite 300
 Corpus Christi, Texas 78471                   Houston, Texas 77046
       (361) 883-7464
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 15, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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                                SCHEDULE 13D/A
-----------------------
  CUSIP NO. 296426109
-----------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Michael E. Johnson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          730,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,544,415
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          730,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,544,415
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,544,415
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 29.38% based upon 18,870,573 Shares of Common Stock outstanding
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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Item 1. SECURITY AND ISSUER.

        The equity securities to which this statement on Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of Esenjay Exploration, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 CCNB Center South, 500 Water Street, Suite 1100, Corpus Christi, Texas 78471.

Item 2. IDENTITY AND BACKGROUND.

        (a) Michael E. Johnson ("Johnson")

        (b) Business Address:   1100 CCNB Center South
                                500 Water Street, Suite 1100
                                Corpus Christi, Texas 78471

        (c) Principal Business Activity: Oil and gas exploration

        (d) - (e) During the last five years, Johnson has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

        (f) United States

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Of the 4,972,761 shares of Common Stock beneficially owned by Mr.
Johnson:

        (i) 5,165,261 were issued to Esenjay Petroleum Corporation ("EPC") pursuant to an Acquisition Agreement and Plan of Exchange dated as of January 19, 1998 among the Company, EPC, and Aspect Resources, LLC (the "Acquisition Agreement"). The shares of Common Stock issued pursuant to the Acquisition Agreement were issued in exchange for EPC's interest in oil and gas exploration projects.

        (ii) 12,500 shares are issuable to EPC upon the exercise of warrants issued to EPC in connection with certain financing transactions.

        (iii) 82,500 shares of Common Stock were purchased by Mr. Johnson on July 16, 1998 using his personal funds.

        (iv) EPC acquired 6,154 shares of Common Stock on September 23, 1999 pursuant to the merger of 3DX Technologies, Inc. with and into the Company. Prior to such merger, EPC owned 20,000 shares of the common stock of 3DX Technologies, Inc.

        (v) 275,000 shares of Common Stock were sold by EPC on September 15, 1999. The aggregate sales price for such shares was $550,000.

        (vi) 12,000 shares of Common Stock were purchased by Mr. Johnson on April 4, 2000 using his personal funds.

        (vii) On April 4, 2000 Mr. Johnson was granted options to purchase 36,000 shares of Common Stock in three 12,000 share increments exerciseable on April 4, 2000, May 15, 2000 and May 15, 2001.

        (viii) On May 10, 2000 Mr. Johnson was granted options to purchase 600,000 shares of Common Stock exerciseable in increments of 400,000 shares on May 10, 2000 and 200,000 shares on May 14, 2001.

Item 4. PURPOSE OF TRANSACTION.

        EPC acquired its Common Stock in connection with the Acquisition Agreement and the transfer to the Company of interests in certain oil and gas exploration projects.

        EPC and Johnson have no plans or proposal that would result in any of the events or outcomes listed in (a) through (j) of this Item 4. However, as a result of the consummation of the transactions contemplated by the Acquisition Agreement, the following events or results have occurred:

        (a) Not Applicable;

        (b) The Company changed its state of incorporation from Oklahoma to Delaware through a merger of the Company into a wholly owned Delaware subsidiary;

        (c) Not Applicable;



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       (d) The Company held a special meeting of its shareholders (the "Special
Meeting") on May 14, 1998 at which seven directors were elected. Such directors are David W. Berry, Alex M. Cranberg, Michael E. Johnson, Charles J. Smith, Alex
P. Campbell, William D. Dodge and Jack P. Randall. In addition, at the board of directors meeting following the Special Meeting, the board of directors filled a vacancy in the board with Hobart A. Smith;

      (e) At the Special Meeting, the shareholders approved a 1 for 6 reverse stock split. In addition, the Company called its outstanding 12% Cumulative Convertible Preferred Stock (the "Preferred Stock") for redemption. Such redemption applies to shareholders of record as of May 20, 1998 and will be effective on June 15, 1998;

      (f) Not applicable;

      (g) In connection with the Company's reincorporation in the State of Delaware, the Company adopted a new Certificate of Incorporation and Bylaws, which have substantially the same terms as those that the Company had before the reincorporation;

      (h) The Company has called its Preferred Stock for redemption. The Preferred Stock is traded on the Nasdaq Small-Cap Market, but will be removed from trading upon the redemption;

      (i) Not Applicable;

      (j) Not Applicable.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) EPC beneficially owns an aggregate of 4,896,415 shares of Common Stock, representing approximately 26.14%, of the issued and outstanding Common Stock;

      (b) The Board of Directors of EPC has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock EPC owns. Michael
E. Johnson owns 50% of the issued and outstanding Common Stock of EPC. Mr. Johnson and Charles J. Smith are the only directors and executive officers of EPC. By reason of his stock ownership in EPC, Messrs. Johnson may be deemed to possess, indirectly, sole or shared power to vote and dispose of the Common Stock. Mr. Johnson may be deemed to be a beneficial owner of such shares by virtue of owning 50% of the stock of EPC and by being a director and executive officer of EPC; however, Mr. Johnson disclaims such beneficail ownership The filing of this Statement on Schedule 13D shall not be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than EPC has beneficial ownership of the Common Stock;

      (c) On September 15, 1999, EPC sold 275,000 shares of Common Stock in a private transaction to a significant shareholder of the Company;*

      (d) Not Applicable;

      (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Company has entered into a registration rights aggreement (the "Registration Rights Agreement") with EPC (among others), a copy of which is attached hereto as Exhibit B. Subject to certain conditions, EPC has three demand registration rights exercisable at any time after June 30, 1998. EPC has utilized one of the three demand registration rights, and a Registration Statement on Form SB-2 has been filed and declared effective with respect to, among others, the resale of the 5,165,261 shares issued to EPC in connection with the Acquisition Agreement and the 12,500 shares issuable to EPC upon the exercise of outstanding warrants. In addition, the Registration Rights Agreement affords to EPC the right to participate in registrations initiated by the Company or, under certain conditions, another party.

        EPC sold 275,000 shares of common stock on September 15, 1999 to a significant shareholder of the Company. EPC retains a right to repurchase such shares which right expires on May 5, 2000, if not exercised on or before such date.

---------
* In addition on September 23, 1999 EPC acquired 6,154 shares of Common Stock in connection with the merger of 3DX Technologies, Inc. with and into the Company and the resulting conversion of shares of common stock of 3DX Technologies Inc. into shares of Common Stock.

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Item 7. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT A:  Acquisition Agreement and Plan of Exchange dated as of January
                  13, 1998 between the Company, EPC and Aspect Resources LLC. (filed as an Exhibit to Schedule 13D dated May 27, 1998).

      EXHIBIT B:  Registration Rights Agreement dated May 14, 1998 by and among the Company, EPC and Aspect Resources LLC. (filed as an Exhibit to Schedule 13D dated May 27, 1998.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2000


                                        /s/ Michael E. Johnson
                                        ----------------------------------------
                                                      (Signature)

                                        Michael E. Johnson
                                        ----------------------------------------
                                                      (Name/Title)